FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 16, 2003

Commission File Number: 000-28011

Terra Networks, S.A.

(Translation of registrant’s name into English)

Paseo de la Castellana, 92

28.046 Madrid

Spain

(34) 91-452-3900

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Terra Networks, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1	Relevant fact, dated on December 16, 2003 (new Executive President)	3

[LOOSE TRANSLATION FOR INFORMATION PURPOSES ONLY]

TO THE SECURITIES MARKETS NATIONAL COMMISSION

NOTIFICATION OF RELEVANT FACT

Terra Networks, S.A. (hereinafter, “Terra”), in fulfillment of the terms established in article 82 of the Stock Market Act, by means of this writ hereby notifies the National Stock Exchange Commission of the following

HECHO RELEVANTE—RELEVANT FACT

The Board of Directors of Terra, at its meeting held on 16 December 2003, was informed of the resignation presented at that moment by Mr. Joaquim Agut Bonsfills as Executive President of the Board of Directors of the company.

At the same meeting, the Board of Directors of Terra, previous favourable report of the Appointment and Remuneration Committee, appointed the Director by co-option, Mr. Joaquim (Kim) Faura Batlle, a shareholder of the Company, to fill the vacancy caused by the resignation of Mr. Robert J. Davis. The Board of Directors also appointed Mr. Faura as Executive President of that governing body.

The aforementioned resignation and appointment will be effective since January 2, 2004.

José Francisco Mateu Isturiz

General Counsel and Secretary to the Board of Directors of

Terra Networks, S.A.

Sent to fax number 91 585 1662, to the attention of the Market Department Director.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Terra Networks, S.A.

Date: December 16, 2003	By:	/S/ JOSÉ F. MATEU ISTURIZ

		Name:	José F. Mateu Isturiz
		Title:	General Counsel and Secretary of the Board of Directors